Oxalis Video Transcript

Oxalis is a Parisian bistro-inspired restaurant opening in Brooklyn, providing a relaxed and accessible dinning experience with a deep commitment to provide the best product available. We started the restaurant after experiencing the Bistro Nouveau movement in Paris and around other parts of Europe. It had such a palatable and exciting energy. We found that relatable and representative, an accessible dining alternative that we longed for in New York and Brooklyn specifically.

In order to deliver the best meal that we could, and to reduce as much waste as possible, we serve one set menu for dinner with some a la carte options in only part of the restaurant. This allows us to keep an accessible price which is really important to us, and to help us maintain our bottom line and sustainability.

So Oxalis is a Latin name for wood sorrel, and the flavor is very lemony and bright. It's common. It's accessible. It's generally in a lot of places during the season.

To us it embodies our preference for simplicity over extravagance. Our goal is to win the trust of our guests and provide the absolute best product that we can find, and to prepare it in the best way that we think possible.

Over the past two years, we have been testing our concept and building Oxalis through pop-up dinners. We did the pop-ups to take away the risk of opening a restaurant, and we think we have been hugely successful in that aspect. We have now done over 40 dinners and have sold out all of them, serving thousands of guests and developing a strong following. Since launching our concept, we have received coverage in many major food publications. Our current success gives us peace as entrepreneurs, as it should give our investors peace, as well as there is little substitute for organic growth and great hospitality.

We are launching this campaign because we identified a space at 791 Washington Avenue, which is a unique and special opportunity. The location is spectacular, just blocks from the Brooklyn Museum, with favorable, exceptionally affordable rent. There's a tremendous amount of growth in the area. While there are some great restaurants, it hasn't caught up with how much demand there is.

As part of our financing, we're really excited to offer up the opportunity to our local community to invest in Oxalis through our Crowdfunding campaign.